Exhibit (a)(5)(F)

H. Lundbeck A/S Ottiliavej 9 DK-2500 Valby, Copenhagen CVR number: 56759913 LEI code: 5493006R4KC2OI5D3470	Tel +45 36 30 13 11	E-mail investor@lundbeck.com www.lundbeck.com

Corporate Release

Lundbeck completes the acquisition of Alder BioPharmaceuticals – a company committed to transforming migraine treatment and prevention

•	Enhances Lundbeck’s leading portfolio of brain disease therapies with Alder’s highly complementary intravenous (IV) therapy for migraine prevention, eptinezumab

•	Eptinezumab is an investigational monoclonal antibody (mAb) for migraine prevention targeting the calcitonin gene-related peptide (CGRP) with a PDUFA action date of 21 February 2020

•

Following the transaction, Lundbeck now expects core EBIT to reach DKK 4.6-5.0 billion and reported EBIT to reach DKK 3.2-3.6 billion for 2019 compared to previously DKK 5.0-5.4 billion and DKK 4.2-4.6 billion, respectively

Valby, Denmark, 22 October 2019 - H. Lundbeck A/S (Lundbeck) today announced that it has successfully completed the acquisition of Alder BioPharmaceuticals, Inc. (NASDAQ: ALDR) (“Alder”) a migraine-focused company based in Bothell, Washington, for an aggregate cash consideration of up to approximately USD 1.95 billion (DKK 13 billion) net of cash, on a fully diluted basis. The transaction, which was announced on 16 September 2019, significantly accelerates and strengthens the build of Lundbeck’s pipeline. Lundbeck acquired Alder for an upfront payment of USD 18.00 per share, in cash, along with one non-tradeable Contingent Value Right (CVR) of USD 2.00 per share, payable—subject to certain terms and conditions—upon approval of eptinezumab by the European Medicines Agency (EMA), representing a total potential consideration of USD 20.00 per share.

Dr. Deborah Dunsire, President and CEO of Lundbeck, commented “I am very excited to welcome Alder to Lundbeck. The completion of our acquisition of Alder with the exciting investigational drug, eptinezumab, will expand the breadth of our portfolio into migraine and represents a major step in the execution of our Expand and Invest to Grow strategy and Lundbeck can now take part in helping the migraine community where so much unmet need remains.”

Alder is developing eptinezumab for the preventive treatment of migraine in adults. Eptinezumab is an investigational monoclonal antibody (mAb) that is administered as a quarterly 30-minute IV infusion. Eptinezumab was designed for immediate and complete bioavailability with high specificity and strong binding for suppression of calcitonin gene-related peptide (CGRP), a neuropeptide believed to play a key role in mediating and initiating migraines. Alder submitted a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) for eptinezumab in February 2019 and the FDA has set a Prescription Drug User Fee Act (PDUFA) action date of 21 February 2020. If approved by the FDA, it will be the first IV CGRP therapy for migraine prevention.

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Lundbeck expects to submit eptinezumab for approval to regulatory authorities in the European Union during 2020, followed by submissions for approval in other regions around the world, including China and Japan. Alder has also been developing ALD1910, a mAb designed to inhibit pituitary adenylate cyclase-activating polypeptide (PACAP) for migraine prevention. Eptinezumab, together with ALD1910, will help establish Lundbeck as an emerging leader in migraine and other pain syndromes.

The acquisition of Alder will support Lundbeck’s aim to deliver long-term sustainable growth and is consistent with capital allocation priorities. The transaction is expected to accelerate and diversify Lundbeck’s revenue growth with the expected U.S. launch of eptinezumab for preventive treatment of episodic and chronic migraine in 2020 and the expected expansion of indications for the product.

Additional information about the tender offer and acquisition

The tender offer for all of the outstanding shares of Alder common stock expired at midnight, Eastern time, on 21 October 2019 (one minute after 11:59 P.M., Eastern time, on 21 October 2019).

Computershare Trust Company, N.A., as the depositary for the tender offer, has advised that, as of the expiration of the tender offer, excluding Alder shares tendered by notice of guaranteed delivery, 53,991,109 shares were validly tendered and not withdrawn pursuant to the tender offer, representing approximately 63,8% of the issued and outstanding shares of Alder. The condition to the tender offer that at least one share more than 50% of the outstanding Alder shares at the expiration of the tender offer be validly tendered and not validly withdrawn and all other conditions to the tender offer and the closing and completion of the acquisition have been satisfied. Accordingly, Violet Acquisition Corp., a wholly owned indirect subsidiary of Lundbeck, has accepted for payment and will promptly pay for all shares that were validly tendered and not withdrawn.

Lundbeck will today move forward with a merger of Violet Acquisition Corp. with Alder under Section 251(h) of the General Corporation Law of the State of Delaware (DGCL). Each share issued and outstanding immediately prior to the effective time of the merger (other than shares (i) held in the treasury of Alder or owned by Lundbeck, Violet Acquisition Corp., or Alder, or any direct or indirect wholly-owned subsidiary thereof, immediately prior to the effective time of the merger or (ii) held by a holder who is entitled to demand and has properly demanded appraisal of such shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive USD 18.00 per share, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, along with one CVR per share, the same consideration per share offered in the tender offer. The non-tradeable CVR is—subject to certain terms and conditions—payable upon the approval for eptinezumab by the European Commission of a “Marketing Authorization Application” for eptinezumab in the European Union, through the centralized procedure. There can be no assurance such approval will occur or that any contingent payment will be made. Following the acquisition, Alder shares will no longer be listed on NASDAQ.

Lundbeck funded the acquisition through existing cash resources and bank financing.

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Financial guidance

As communicated in company release no. 672 dated 16 September 2019, the acquisition of Alder will impact Lundbeck’s financial guidance for 2019. While the transaction is not expected to have impact on revenue in 2019, it will be dilutive to both EBIT and cash flow for the year.

Lundbeck expects in 2019 to incur transaction costs of approximately 200 million related to the acquisition of Alder and integration and retention costs of DKK 400-500 million of which DKK 50-100 million will impact the P&L in 2020. Furthermore, Lundbeck will recognize DKK 325-400 million from Alder’s operating costs for the remainder of the year

Lundbeck’s guidance for core EBIT will only be impacted by the recognition of Alder’s operating costs.

Financial guidance

DKK	Previous FY 2019 guidance	Revised FY 2019 guidance
Revenue	16.3 - 16.7 billion	16.3 - 16.7 billion
EBIT	4.2 - 4.6 billion	3.2 - 3.6 billion
Core EBIT	5.0 - 5.4 billion	4.6 - 5.0 billion
Tax rate	26-28%	26-28%

Lundbeck contacts

Investors:	Media:

Palle Holm Olesen	Mads Kronborg
Vice President, Investor Relations	Senior Director, Corporate Communication
palo@lundbeck.com	mavk@lundbeck.com
+45 30 83 24 26	+45 36 43 40 00

About H. Lundbeck A/S

H. Lundbeck A/S (LUN.CO, LUN DC, HLUYY) is a global pharmaceutical company specialized in brain diseases. For more than 70 years, we have been at the forefront of neuroscience research. We are tirelessly dedicated to restoring brain health, so every person can be their best.

An estimated 700 million people worldwide are living with brain diseases and far too many suffer due to inadequate treatment, discrimination, a reduced number of working days, early retirement and other unnecessary consequences. Every day, we strive for improved treatment and a better life for people living with brain diseases – we call this Progress in Mind.

Read more at www.lundbeck.com/global/about-us/progress-in-mind.

Our approximately 5,500 employees in more than 50 countries are engaged in the entire value chain throughout research, development, production, marketing and sales. Our pipeline consists of several R&D programs and our products are available in more than 100 countries. We have research centres in Denmark and California and our production facilities are located in Denmark, France and Italy. Lundbeck generated revenue of DKK 18,1 billion in 2018 (EUR 2,4 billion; USD 2,8 billion).

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For additional information, we encourage you to visit our corporate site www.lundbeck.com and connect with us on Twitter at @Lundbeck and via LinkedIn.

Safe Harbor/Forward-Looking Statements

This corporate release contains forward-looking information related to Lundbeck, Alder and the acquisition of Alder by Lundbeck that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document include, among other things, statements about the potential benefits of the acquisition, the anticipated contingent value right payment, anticipated royalties, earnings dilution and accretion, and growth, Lundbeck’s and Alder’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Lundbeck and Alder, Alder’s product pipeline and portfolio assets, and Alder’s ability to achieve the milestone that triggers the contingent value right payment. Risks and uncertainties include, among other things, risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits and accretion from the acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of the consummation of the acquisition on the market price of Lundbeck’s common stock, Lundbeck’s credit ratings and/or Lundbeck’s operating results; significant transaction costs; unknown liabilities; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including government-mandated price decreases for Lundbeck’s products; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data; the uncertainty that the milestone for the CVR payment may not be achieved in the prescribed timeframe or at all; the risk that clinical trial data are subject to differing interpretations and assessments by regulatory authorities; whether regulatory authorities will be satisfied with the design of, and results from, Lundbeck’s and Alder’s clinical studies; whether and when drug applications may be filed in any jurisdictions for any potential indication for any of Lundbeck’s or Alder’s pipeline assets; whether and when any such applications may be approved by regulatory authorities, which will depend on a myriad of factors, including making a determination as to whether the product’s benefits outweigh its known risks and a determination of the product’s efficacy and, if approved, whether any such products will be commercially successful; decisions by regulatory authorities impacting labeling, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of any such products; and competitive developments. Lundbeck undertakes no obligation to update these forward-looking statements (whether as a result of new information, future events or otherwise) except to the extent otherwise required by law.

A further description of risks and uncertainties relating to Alder can be found in Alder’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://www.alderbio.com/.

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These forward-looking statements are based on numerous assumptions and assessments made by Lundbeck in light of its experiences and perceptions of historical trends, current conditions, business strategies, operating environment, future developments and other factors they believe are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this corporate release could cause Lundbeck’s plans with respect to Alder, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in the forward-looking statements in this corporate release are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this corporate release are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this corporate release.

Certain assumptions made by Lundbeck are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with product that is prescribed for unapproved uses, are made considering past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the US, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Lundbeck, promotion of unapproved uses is strictly prohibited.

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